Amulet Group Holdings Inc.
Statements of Financial Position
As of December 31, 2016

		GAAP
CURRENT ASSETS:		
Cash	$	2
Trade Accounts Receivable		0
Inventory		0
Due from Related Parties		23,204
Total Current Assets		23,206
PROPERTY AND EQUIPMENT:		
Machinery and Equipment		4,730
Less: Accumulated Depreciation		(3,115)
Patents and Trademarks		99,890
Net Property and Equipment		101,505
TOTAL ASSETS	$	124,711
CURRENT LIABILITIES:		
Current Portion of Long-Term Debt	$	0
Accounts Payable		107,271
Credit Cards Payable		170
Notes Payable		56,026
Total Current Liabilities		163,466
DEFFERRED TAX LIABILITY		0
LONG-TERM LIABILITIES		0
TOTAL LIABILITIES		163,466
MEMBER'S EQUITY		(38,755)
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	124,711

Amulet Group Holdings Inc.
Statements of Operations
For the Year Ended December 31, 2016

		GAAP
SALES	$	68,062
COST OF SALES		73,092
GROSS PROFIT		(5,030)
OPERATING EXPENSES:		
Advertising		0
Auto and Truck Expenses		0
Bank Service Charges		606
Printing		2,081
Depreciation		2,168
Insurance		360
Legal and Accounting		17,664
Miscellaneous		4,100
Payroll Taxes		0
Research & Development		4,395
Repairs and Maintenance		0
Supplies		14,297
Travel		50,158
Utilities		4,144
Wages		29,420
Total Operating Expenses		129,393
OPERATING INCOME (LOSS)		(134,423)
INTEREST INCOME		3
INTEREST EXPENSE		801
NET INCOME BEFORE TAXES		(135,222)
INCOME TAXES:		
Current		-
Deferred		-
NET INCOME	$	(135,222)

Amulet Group Holdings Inc.
Statement of Cash Flow
For the Year Ended December 31, 2016

	GAAP
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ (135,222)
Adjustments to Reconcile Net Income	
to Net Cash Flows From Operating Activities:	
Depreciation	2,168
Deferred Income Taxes	-
Decrease (Increase) in Operating Assets:	
Trade Accounts Receivable	1,497
Due From Related Parties	(23,204)
Inventory	-
Accrued Interest	-
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	107,271
Notes Payable	56,026
Credit Cards Payable	(12,077)
Total Adjustments	131,680
Net Cash Flows From Operating Activities	(3,542)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	-
Patents and Trademarks	(74,031)
Net Cash Flows From Investing Activities	(74,031)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Common Stock	12,601
Net Cash Flows From Financing Activities	12,601
NET INCREASE (DECREASE) IN CASH	(64,971)
CASH - BEGINNING	64,973
CASH - ENDING	$ 2

Amulet Group Holdings Inc.
Statements of Member's Equity
For the Year Ended December 31, 2016

		GAAP
MEMBER'S EQUITY - BEGINNING	$	461,601
Net Income		(135,222)
Retained Earnings		(365,135)
MEMBER'S EQUITY - ENDING	$	(38,755)

Amulet Group Holdings Inc.
Comments on Financials
For the Year Ended December 31, 2016

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1. Revenue is only recognized when the product or service has been delivered.
2. The company has no employees, and all staff are paid as contractors
3. Revenue in 2016 includes $1,332.67 of customer paid shipping costs.

4. The company has two wholly owned subsidiaries but reports financials on a consolidated basis.
5. The company relies on investment or loan capital to operate at this time